

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2022

Daniel O'Connell
Chief Executive Officer
Acumen Pharmaceuticals, Inc.
427 Park St.
Charlottesville, VA 22902

      Re: Acumen Pharmaceuticals, Inc.
            Registration Statement on Form S-3
            Filed July 1, 2022
            File No. 333-266004

Dear Mr. O'Connell:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Katherine Denby